Exhibit 21

Subsidiaries

Huazhongyun Group Co. Limited (Hong Kong)	100% wholly owned
Dajiwanqi Holding Changzhou Co. Ltd. (China)	100% wholly owned
Ruchang Wenchuan Gas Co. Ltd (China)*	70% owned

●	Jiannan Wu, our General manager and Director, owns 25% of Ruchang Wenchuan Gas Co. Ltd.